SD 2/22/05

05036325

SECURIT... SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Berwyn Financial Services Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC MAIL PROCESSING SECTION RECEIVED FEB 17 2005 WASH. D.C. 185

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1189 East Lancaster Avenue
(No. and Street)

Berwyn	PA	19112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin M. Ryan, President
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantas, Ohliger, McGary & Quinn, P.C.
(Name – *if individual, state last, first, middle name*)

660 American Avenue, Suite 101	King of Prussia		19406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN M RYAN, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERWYN FINANCIAL SERVICES CORP, as of DECEMBER 31, 2004, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CORPORATE ACCOUNTS: BFS 800279, BFS 800244 + BFS 800287

ROBERT E KILLEN, DIRECTOR + OFFICER: BFS 701564 BFS 400009 + BFS 400033

EDWARD A KILLEN, DIRECTOR + OFFICER: BFS 100404, BFS 601853, BFS 601705 + BFS 601934

Notarial Seal
Sharon L. Lynch, Notary Public
Phoenixville Boro, Chester County
My Commission Expires Aug. 8, 2005

Kevin M Ryan
Signature

PRESIDENT
Title

Sharon L. Lynch
Notary Public 2/9/05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERWYN FINANCIAL SERVICES CORP.

YEARS ENDED DECEMBER 31, 2004 AND 2003

BERWYN FINANCIAL SERVICES CORP.
YEARS ENDED DECEMBER 31, 2004 AND 2003

CONTENTS

MANTAS, OHLIGER, MCGARY & QUINN, P.C.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Berwyn Financial Services Corp.
Berwyn, Pennsylvania

We have audited the accompanying balance sheets of Berwyn Financial Services Corp. as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berwyn Financial Services Corp. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn P.C.

January 28, 2005

660 American Avenue • Suite 101 • King of Prussia, Pennsylvania 19406
Office (610) 337-8811 • Fax (610) 337-8816

BERWYN FINANCIAL SERVICES CORP.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Current assets:		
Cash	$ 1,374	$ 1,193
Commissions receivable	27,555	7,870
Other receivables	16,980	
Investments, at fair value	337,096	305,466
Prepaid expenses	12,644	7,441
Prepaid taxes	1,000	2,200
Deferred tax asset		3,000
Total current assets	396,649	327,170
Equipment, net of accumulated depreciation of $33,350 in 2004 and $32,746 in 2003	2,489	1,153
Other, restricted cash	75,000	75,000
	$474,138	$403,323

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
Current liabilities:		
Line of credit	$ 54,117	$ 43,560
Accounts payable and accrued expenses	19,107	4,174
Accrued profit sharing expense	31,275	7,750
Deferred tax liability	5,200	
Total current liabilities	109,699	55,484
Stockholders' equity:		
Common stock, $1 par value; 20,000 shares authorized; 19,500 shares issued and outstanding	19,500	19,500
Additional paid-in capital	60,000	60,000
Retained earnings	284,939	268,339
	364,439	347,839
	$474,138	$403,323

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Commissions	$477,737	$350,989
Interest and dividends	24,341	21,670
Realized and unrealized gain on investments, net	31,630	59,775
Other	1,500	1,725
	535,208	434,159
Expenses:		
Depreciation	604	1,753
Dues and subscriptions	1,507	3,560
Employee benefits	14,167	13,006
Insurance	1,129	802
Interest	2,236	1,008
Management fee	23,474	11,148
Miscellaneous	2,456	3,409
Office	6,698	5,482
Payroll taxes	13,592	10,154
Professional fees	11,500	12,235
Profit sharing	41,275	32,750
Registration fees and other taxes	19,652	9,837
Rent	9,420	9,420
Salaries and bonuses	173,051	131,000
Trade clearing	186,359	156,613
Travel	1,885	2,386
	509,005	404,563
Income before income taxes	26,203	29,596
Income taxes	9,603	8,200
Net income	$ 16,600	$ 21,396

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common stock		Additional paid-in	Retained
	Shares	Amount	capital	earnings
Balance, January 1, 2003	19,500	$19,500	$60,000	$246,943
Net income				21,396
Balance, December 31, 2003	19,500	19,500	60,000	268,339
Net income				16,600
Balance, December 31, 2004	19,500	$19,500	$60,000	$284,939

The accompanying notes are an integral part of these financial statements.

BERWYN FINANCIAL SERVICES CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 16,600	$ 21,396
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	604	1,753
Deferred income tax expense	8,200	6,000
Realized and unrealized gain on investments, net	(31,630)	(59,775)
Changes in operating assets and liabilities:		
Decrease in prepaid taxes	1,200	
(Increase) decrease in commissions receivable	(19,685)	6,495
Increase in other receivables	(16,980)	
(Increase) decrease in prepaid expenses	(5,203)	674
Increase in accounts payable of accrued expenses	14,933	2,768
Increase (decrease) in accrued profit sharing expense	23,525	(8,848)
Net cash used in operating activities	(8,436)	(29,537)
Net cash provided by investing activities, proceeds from sale of investments		79,550
Cash flows from financing activities:		
Purchases of equipment	(1,940)	
Net (increase) decrease in line of credit	10,557	(49,155)
Net cash provided by (used in) financing activities	8,617	(49,155)
Net increase in cash	181	858
Cash, beginning	1,193	335
Cash, ending	$ 1,374	$ 1,193
Supplemental disclosure of cash flow information, cash paid during the year for:		
Interest	$ 2,236	$ 1,008
Income taxes, net of refund of $1,556 in 2004 and $3,012 in 2003	$ 774	$ 606

The accompanying notes are an integral part of these financial statements.

1. Description of business and summary of significant accounting policies:

Description of business:

Berwyn Financial Services Corp. (the "Company") is a broker-dealer that is registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is incorporated under the laws of Pennsylvania and provides brokerage services and financial consulting services to its clientele. As an introducing broker, the Company cannot hold cash or securities for its customers.

Summary of significant accounting policies:

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Equipment and depreciation:

The cost of equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. Useful lives range from three to five years.

Income taxes:

Income taxes are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Deferred income taxes are provided for temporary differences in recognizing income and expenses between financial statement and income tax reporting. These differences relate principally to unrealized appreciation (depreciation) on investments and the benefit of a net operating loss carryforward.

Investments:

Investments consist primarily of mutual funds which invest in equity and debt securities, and are stated at fair value as determined in an active market. Changes in unrealized gains and losses on securities during a reporting period are included in the statement of operations.

1. Description of business and summary of significant accounting policies (continued):

Summary of significant accounting policies (continued):

Commissions:

Commissions revenue and related expenses are recorded on a trade date basis as securities transactions occur. The Company has separate agreements with three affiliated entities, The Berwyn Fund, Berwyn Income Fund, and Berwyn Cornerstone Fund (collectively the "Funds"). The agreements, which are renewable annually by the Board of Directors of the Funds, call for the Company to be a non-exclusive selling agent for the Funds in all jurisdictions that require the shares of the Funds to be sold through broker-dealers and/or issuer-dealers.

Cash and cash equivalents

The Company considers all highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business, to be cash equivalents.

Restricted cash:

Restricted cash is comprised of funds on deposit with a clearing organization.

Concentrations of risk:

Financial instruments which potentially subject the Company to significant concentrations of risk consist principally of investments and cash deposits. Investments are managed by professional advisors. The degree and concentration of risk varies by the type of investment. Cash deposits are maintained with the Company's clearing broker and a local bank. Management continually monitors the performance of the professional advisors and the financial strength of the financial institutions to minimize its risk.

Reclassifications:

Reclassifications have been made to certain 2003 amounts to agree with the 2004 presentation.

2. Related parties:

One of the Company's stockholders also controls other entities whose operations are similar to those of the Company.

The Company derives a substantial portion of its revenues from the Funds. The Funds are managed by a related party. Commissions generated from transactions with the Funds represent approximately 48% of the total commissions revenue of the Company in 2004 and 44% of total commissions revenue in 2003.

The Company leases furnished office space from an affiliate on a month-to-month basis. The lease is classified as an operating lease and provides for minimum monthly rentals of $785.

Employees are compensated by the Company, as well as an affiliate, based upon actual time worked.

Transactions with these related entities were as follows:

	2004	2003
Commissions revenue from related party	$ 227,748	$ 155,764
Management fee expense to related party	$ 23,474	$ 11,148
Rent and personnel expenses to related party	$ 24,505	$ 23,497
Accounts payable to related party	$ 9,067	$ 1,318

The stockholders are in a position to, and in the future may, influence the sales volume of the Company for the benefit of the other entities in the same line of business that are under their control.

3. Investments:

Investments consist of mutual fund holdings carried at quoted market values as follow:

	2004	2003
The Berwyn Fund	$ 159,135	$ 136,165
Berwyn Income Fund	126,825	122,748
Berwyn Cornerstone Fund	51,136	46,553
	$ 337,096	$ 305,466

Realized and unrealized gains on investments are:

	2004	2003
Unrealized gains	$ 31,630	$ 59,775
Realized gains	- 0 -	- 0 -
	$ 31,630	$ 59,775

4. Line of credit:

Under an agreement with National Financial Services Corporation, the Company can borrow, on margin, up to 50% of the market value of its investments. The loan is collateralized by the investments described in Note 3. Interest is paid monthly at a variable rate. At December 31, 2004 and 2003, the interest rate on the margin account was 5.00% and 3.75%, respectively.

5. Income taxes:

Income tax expense consists of the following:

	2004	2003
Current expense:		
State	$ 1,603	$ 2,200
Deferred expense:		
Federal	4,800	3,900
State	3,400	2,100
	8,200	6,000
	$ 9,803	$ 8,200

The Company has a Federal and state net operating loss carryforward of approximately $30,000 which expires in 2023.

Deferred taxes arise because of differences between financial statement accounting and tax accounting, known as "temporary differences." The tax effect of these temporary differences are recorded as "deferred income tax assets" (generally items that can be used as a tax deduction or credit in future periods) and "deferred income tax liabilities" (generally items for which the Company received a tax deduction, but which have not yet been recorded in the statement of operations).

The tax effects of the major items recorded as deferred tax assets and (liabilities) are:

	2004	2003
Property and equipment	$ 300	$ (300)
Net operating loss	7,100	10,000
Unrealized investment gains	(12,600)	(6,700)
Net deferred income tax asset (liability)	$ (5,200)	$ 3,000

5. Income taxes (continued):

These deferred tax assets and liabilities, offset by tax jurisdiction, are in the following balance sheet captions:

	2004	2003
Deferred income tax asset	$ 7,400	$ 10,000
Deferred income tax liability	(12,600)	(7,000)
Net deferred income tax asset (liability)	$ (5,200)	$ 3,000

6. Profit sharing plan:

The Company has a profit sharing plan for those employees and officers who meet the eligibility requirements set forth in the plan. Substantially all of the Company's full-time employees are covered by the plan. The amount of the annual contribution to the plan is at the discretion of the Company's Board of Directors. Profit sharing expense was $41,275 in 2004 and $32,750 in 2003. Participants vest 50% after one year and are fully vested after two years.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company had net capital of $283,168 and $287,998, which was $276,201 and $282,998 in excess of its required net capital of $6,967 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was .37 to 1 and .19 to 1 as of December 31, 2004 and 2003, respectively. Accounting principles generally accepted in the United States of America require transactions be recorded on the trade date. Regulatory reporting in the monthly unaudited Form X-17a-5 permits reporting on the settlement date. A computation of net capital is included in the additional information.

The determination of reserve requirements pursuant to Rule 15c3-3 is not required due to a subparagraph (k)(2)(ii) exemption.

BERWYN FINANCIAL SERVICES CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital:	
Total ownership equity from balance sheet	$ 364,439
Less ownership equity represented by trades at year end	2,794
Net capital per Form X-17A-5 (Focus Report)	361,645
Deductions:	
Non-allowable assets:	
Other receivables	(16,980)
Equipment	(2,489)
Prepaid expenses	(13,644)
	(33,113)
Addition, deferred tax liability	5,200
Net capital before haircuts on securities positions	333,732
Haircuts on securities positions	(50,564)
Net capital	$ 283,168
Aggregate indebtedness:	
Line of credit	$ 54,117
Accounts payable and accrued expenses	19,107
Accrued profit sharing expense	31,275
Total aggregate indebtedness	$ 104,499
Minimum net capital required	$ 6,967
Excess net capital at 1,500 percent	$ 276,201
Excess net capital at 1,000 percent	$ 272,718
Ratio: aggregate indebtedness to net capital	.37:1

There are no material differences between the information on this schedule and the information included in Part II of Form X-17A-5 (Focus Report) as of December 31, 2004.